EXHIBIT I-1


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                     /           , 1999

- - - - - - - - - - - - - - - - - -
                                    )
In the Matter of                    )
                                    )
Dominion Resources, Inc.            )
120 Tredegar Street                 )
Richmond, VA  23219                 )
                                    )
                           and      )
                                    )
Consolidated Natural Gas Company    )
CNG Tower, 625 Liberty Avenue       )
Pittsburgh, PA  15222               )
                                    )
(70 - 09477)                        )
- - - - - - - - - - - - - - - - - -

     Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the Act ("CNG"), have entered into an Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). DRI and CNG have filed an application on Form U-1 under the Act seeking approval of (i) their merger (the "Merger") under Sections 9(a)(2) and 10 of the Act, (ii) their retention of their existing businesses, investments and non-utility activities under Section 11 (b) and (iii) the establishment of DRI Services, Inc. as a subsidiary service company under
Section 13 and the adoption of a new system-wide Service Agreement.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation (which is the preferred structure for the Second Merger) or (ii) with and



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into DRI in a transaction  in which DRI will be the surviving  corporation  (the alternative structure for the Second Merger). The First Merger and the Second Merger are herein together referred to as the "Merger" or the "Transaction". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG
Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and CNG Acquisition, if applicable, will register as a holding company pursuant to Section 5 of the 1935 Act.

     DRI and CNG have filed a concurrent application-declaration (File No. 70-09517) seeking authorization for financing arrangements in connection with the Merger and activities of the combined company after giving effect to the Merger and the registration of DRI as a holding company.

     DRI and CNG believe that their combination provides a unique opportunity for DRI, CNG and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in the majority of states in which DRI and CNG operate. The energy industry, including both the gas and electricity segments of the business, is evolving from an industry characterized by the presence of regulated natural monopolies confined in their operations to prescribed geographical service territories to a dynamic, competitive industry in which national and regional participants compete for the right to provide energy services to retail customers who increasingly have a choice in their energy supply needs. The result of these increasingly rapid changes wrought by both legislative and administrative initiatives as well as by demands of the marketplace, is a far reaching transformation of the U.S. energy industry in which energy production, transportation/transmission and distribution are reorganizing along national and regional functional lines. The energy company of tomorrow will, if it seeks to be an effective competitor, of necessity need to be bigger and will need to be focused on the development and delivery of newly repackaged energy products and services designed to meet the changing demands of the marketplace.

     DRI and CNG believe that, in the restructured and competitive energy industry of tomorrow, the combined companies will be well-positioned to compete with other national and regional industry participants, a competitive position that neither DRI nor CNG, acting alone, would be able to achieve. The Merger will provide DRI and CNG with the ability to integrate their complementary lines of business: retail and wholesale natural gas and electricity sales, natural gas exploration and production, international operations and new electric generation. The Merger will also provide the combined companies with the lower risk profile inherent in geographic and product diversification. In short, the Merger will provide the combined companies with the operational and practical ability to compete for the right to



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provide energy services to their combined customer base of 4 million as well as, once the transition to retail competition has been fully established, 18 million additional electric customers and 12 million additional gas customers in states already served. Moreover, few job cuts are expected as a result of the Merger as there is not much redundancy between the two companies.

     Pursuant to Sections 9(a)(2) and 10 of the Act, DRI and CNG request authorization and approval of the Commission for DRI to acquire, through the Merger (including, indirectly, through CNG Acquisition or otherwise), all of the issued and outstanding common stock of CNG and, indirectly, all of the common stock of each of the four public utility subsidiaries of CNG; namely, (i) Virginia Natural Gas, Inc., a Virginia corporation, (ii) Hope Gas, Inc., a West Virginia corporation, (iii) The Peoples Natural Gas Company, a Pennsylvania corporation, and (iv) The East Ohio Gas Company, an Ohio corporation. Following completion of the Merger, DRI will register as a holding company pursuant to
Section 5 of the 1935 Act.

     Pursuant to Section 11(b) of the Act, DRI and CNG request authorization and approval of the Commission for DRI and CNG to retain their existing businesses, investments and non-utility activities. Pursuant to Section 13 of the Act, DRI and CNG request authorization and approval of the Commission to form DRI Services, Inc., a Delaware corporation, which initially will have 100 shares of common stock, no par value, all of which will be subscribed to by DRI at a price of $1 per share, as a subsidiary service company and for DRI Services, Inc. and other affiliates in the combined DRI-CNG system to enter into a new systemwide Service Agreement. DRI and CNG will also request authorization and approval of the Commission, (i) an exemption from Section 13(b) of the Act with respect to certain services provided by Virginia Electric and Power Company ("Virginia Power"), DRI's electric utility subsidiary, and its subsidiaries pursuant to a settlement agreement with state regulators and (ii) grandfathering of certain existing investments for purposes of Rules 53 and 58 promulgated under the Act.

     DRI, a diversified utility holding company, has its principal office at 120 Tredegar Street, Richmond, Virginia 23219, telephone (804) 819-2000. DRI's common stock is listed on the New York Stock Exchange. DRI's principal subsidiary is Virginia Power, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. The primary service area of Virginia Power is in Virginia and northeastern North Carolina. DRI's other major subsidiaries are Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., a diversified financial services company. DRI was incorporated in 1983 as a Virginia corporation. DRI and its subsidiaries had 11,033 full-time employees as of December 31, 1998. DRI is currently exempt from registration as a holding company under the Act. DRI also owns and operates a 365 Mw natural gas fired generating facility in the United Kingdom.

     CNG is a Delaware corporation organized on July 21, 1942, and a public utility holding company registered under the 1935 Act. CNG's common stock is listed on the New York Stock Exchange. CNG is engaged solely in the business of owning and holding all of the



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outstanding  equity securities of nineteen directly owned subsidiary  companies.
CNG and its subsidiaries are engaged in all phases of the natural gas business: distribution, transmission, storage and exploration and production.

     The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by May 31, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on AES at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.